Exhibit 99.2

CONTACT:	Jeffrey J. Hattara (612) 851-6030	(NYSE-BMC) FOR IMMEDIATE RELEASE

BMC INDUSTRIES ANNOUNCES THE APPOINTMENT OF A PRESIDENT AND CHIEF OPERATING OFFICER

    October 26, 1999—Minneapolis, Minnesota—BMC Industries, Inc. ("BMC") today announced that Benoit Pouliquen has joined the company as the President and Chief Operating Officer.

    In this position, Mr. Pouliquen will report directly to Paul B. Burke, BMC's Chairman and Chief Executive Officer and have responsibility for BMC's Precision Imaged Products group, consisting of Mask Operations and Buckbee-Mears St. Paul.

    Mr. Pouliquen comes to BMC from Allied Signal, where he served as Vice President and General Manager of Advanced Circuits. Prior to Allied Signal's acquisition of Johnson Matthey in 1999, Mr. Pouliquen held various positions during 11 years with Johnson Matthey, most recently as President of Johnson Matthey Electronics.

    Mr. Pouliquen holds an Associate degree in Economics from the University Paris Sorbonne, Bachelor of Science in Engineering from Ecole Centrale Paris and a Masters in Metallurgical Engineering from McGill University, Canada.

    Mr. Burke stated, "We are delighted that Benoit has joined our team. He brings a strong background in technology and leadership that will help us develop and enhance our processes, products and business strategy, particularly within the Precision Imaged Products group. The addition of Benoit broadens our management resources and will allow me to focus more efforts on Vision-Ease and company-wide strategic issues."

    BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.